UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)

              Information Statement Pursuant to Rules 13d-1 and 13d-2
                     Under the Securities Exchange Act of 1934

                                (Amendment No. )*



                            GENOME THERAPEUTICS CORP.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   372430108
                          ---------------------------
                                (CUSIP Number)


                                 March 5, 2002
              -----------------------------------------------------
              Date of Event Which Requires Filing of this Statement



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	[ ]	Rule 13d-1 (b)

	[x]	Rule 13d-1 (c)

	[ ]	Rule 13d-1 (d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO.  372430108

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1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Smithfield Fiduciary LLC - not applicable


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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)  [X]
                                                        (b)  [ ]

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3.  SEC USE ONLY



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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands, British West Indies


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                5.  SOLE VOTING POWER
                            0


NUMBER OF     -----------------------------------------------------------

SHARES          6.  SHARED VOTING POWER
                    $12,000,000 principal amount of 6% Convertible Notes due
BENEFICIALLY        December 31, 2004 (convertible into 1,500,000 shares of
                    Common Stock) /1/ /2/
OWNED BY            Warrants to purchase shares of Common Stock (exercisable
                    for 390,000 shares of Common Stock) /2/
EACH

REPORTING     -----------------------------------------------------------

PERSON          7.  SOLE DISPOSITIVE POWER
                            0
WITH

              -----------------------------------------------------------

                8.  SHARED DISPOSITIVE POWER
                           See Row 6 above.


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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	See Row 6 above.


--------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
	[   ]


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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        Approximately 7.65% as of the date of this Statement. (Based on 22,821,429 shares of Common Stock issued and outstanding as of February 23, 2002, plus the shares of Common Stock issuable upon the conversion of the Convertible Notes and exercise of the Warrants referred to in Row 6 above.)


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12. TYPE OF REPORTING PERSON

	OO - Limited Liability Company


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/1/ The Convertible Notes also accrue interest at a rate of 6.0% per annum, payable quarterly in cash or in shares of Common Stock, at the discretion of the Issuer.

/2/ See Footnote 2 in Item 4.



--------------------------------------------------------------------------
CUSIP NO.  372430108

--------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Highbridge International LLC - not applicable


--------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)  [X]
                                                        (b)  [ ]

--------------------------------------------------------------------------
3.  SEC USE ONLY



--------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands, British West Indies


--------------------------------------------------------------------------



                5.  SOLE VOTING POWER
                            0


NUMBER OF     -----------------------------------------------------------

SHARES          6.  SHARED VOTING POWER
                    $12,000,000 principal amount of 6% Convertible Notes due
BENEFICIALLY        December 31, 2004 (convertible into 1,500,000 shares of
                    Common Stock) /1/ /2/
OWNED BY            Warrants to purchase shares of Common Stock (exercisable
                    for 390,000 shares of Common Stock) /2/
EACH

REPORTING     -----------------------------------------------------------

PERSON          7.  SOLE DISPOSITIVE POWER
                            0
WITH

              -----------------------------------------------------------

                8.  SHARED DISPOSITIVE POWER
                           See Row 6 above.


--------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	See Row 6 above.


--------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
	[   ]


--------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        Approximately 7.65% as of the date of this Statement. (Based on 22,821,429 shares of Common Stock issued and outstanding as of February 23, 2002, plus the shares of Common Stock issuable upon the conversion of the Convertible Notes and exercise of the Warrants referred to in Row 6 above.)


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12. TYPE OF REPORTING PERSON

	OO - Limited Liability Company


--------------------------------------------------------------------------
/1/ The Convertible Notes also accrue interest at a rate of 6.0% per annum, payable quarterly in cash or in shares of Common Stock, at the discretion of the Issuer.

/2/ See Footnote 2 in Item 4.



--------------------------------------------------------------------------
CUSIP NO.  372430108

--------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Highbridge Capital Corporation - not applicable


--------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)  [X]
                                                        (b)  [ ]

--------------------------------------------------------------------------
3.  SEC USE ONLY



--------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands, British West Indies


--------------------------------------------------------------------------



                5.  SOLE VOTING POWER
                            0


NUMBER OF     -----------------------------------------------------------

SHARES          6.  SHARED VOTING POWER
                    $12,000,000 principal amount of 6% Convertible Notes due
BENEFICIALLY        December 31, 2004 (convertible into 1,500,000 shares of
                    Common Stock) /1/ /2/
OWNED BY            Warrants to purchase shares of Common Stock (exercisable
                    for 390,000 shares of Common Stock) /2/
EACH

REPORTING     -----------------------------------------------------------

PERSON          7.  SOLE DISPOSITIVE POWER
                            0
WITH

              -----------------------------------------------------------

                8.  SHARED DISPOSITIVE POWER
                           See Row 6 above.


--------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	See Row 6 above.


--------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
	[   ]


--------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        Approximately 7.65% as of the date of this Statement. (Based on 22,821,429 shares of Common Stock issued and outstanding as of February 23, 2002, plus the shares of Common Stock issuable upon the conversion of the Convertible Notes and exercise of the Warrants referred to in Row 6 above.)


--------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

	OO - Limited Liability Company


--------------------------------------------------------------------------
/1/ The Convertible Notes also accrue interest at a rate of 6.0% per annum, payable quarterly in cash or in shares of Common Stock, at the discretion of the Issuer.

/2/ See Footnote 2 in Item 4.



--------------------------------------------------------------------------
CUSIP NO.  372430108

--------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Highbridge Capital Management, LLC - 13-3993048


--------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)  [X]
                                                        (b)  [ ]

--------------------------------------------------------------------------
3.  SEC USE ONLY



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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Delaware


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                5.  SOLE VOTING POWER
                            0


NUMBER OF     -----------------------------------------------------------

SHARES          6.  SHARED VOTING POWER
                    $12,000,000 principal amount of 6% Convertible Notes due
BENEFICIALLY        December 31, 2004 (convertible into 1,500,000 shares of
                    Common Stock) /1/ /2/
OWNED BY            Warrants to purchase shares of Common Stock (exercisable
                    for 390,000 shares of Common Stock) /2/
EACH

REPORTING     -----------------------------------------------------------

PERSON          7.  SOLE DISPOSITIVE POWER
                            0
WITH

              -----------------------------------------------------------

                8.  SHARED DISPOSITIVE POWER
                           See Row 6 above.


--------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	See Row 6 above.


--------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
	[   ]


--------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        Approximately 7.65% as of the date of this Statement. (Based on 22,821,429 shares of Common Stock issued and outstanding as of February 23, 2002, plus the shares of Common Stock issuable upon the conversion of the Convertible Notes and exercise of the Warrants referred to in Row 6 above.)


--------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

	OO - Limited Liability Company


--------------------------------------------------------------------------
/1/ The Convertible Notes also accrue interest at a rate of 6.0% per annum, payable quarterly in cash or in shares of Common Stock, at the discretion of the Issuer.

/2/ See Footnote 2 in Item 4.






Item 1.

(a)  Name of Issuer

	Genome Therapeutics Corp.

(b)  Address of Issuer's Principal Executive Offices:

	100 Beaver Street
	Waltham, Massachusetts  02453

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship


	Smithfield Fiduciary LLC
	The Anchorage Centre, 2nd Floor
	Harbor Drive, George Town,
	Grand Cayman, Cayman Islands, British West Indies
	Citizenship: Cayman Islands, British West Indies

	Highbridge International LLC
	The Anchorage Centre, 2nd Floor
	Harbor Drive, George Town,
	Grand Cayman, Cayman Islands, British West Indies
	Citizenship: Cayman Islands, British West Indies

	Highbridge Capital Corporation
	The Anchorage Centre, 2nd Floor
	Harbor Drive, George Town,
	Grand Cayman, Cayman Islands, British West Indies
	Citizenship: Cayman Islands, British West Indies

	Highbridge Capital Management, LLC
	9 West 57th Street, 27th Floor
	New York, New York  10019
	Citizenship: State of Delaware


(d)  Title of Class of Securities
	Common Stock, par value $.10 per share

(e)  CUSIP Number	372430108


Item 3.	 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:


(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);


(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]



Item 4.	Ownership

(a)  Amount Beneficially Owned

        $12,000,000 principal amount of 6% Convertible Notes due December 31, 2004 (convertible into 1,500,000 shares of Common Stock)/1/ /2/

        Warrants to purchase shares of Common Stock (exercisable for 390,000 shares of Common Stock) /2/

(b)  Percent of Class

        Approximately 7.65% as of the date of this Statement. (Based on 22,821,429 shares of Common Stock issued and outstanding as of February 23, 2002, plus the shares of Common Stock issuable upon the conversion of the Convertible Notes and exercise of the Warrants referred to in Item (a) above.)

(c)  Number of shares as to which such person has:
      (i) sole power to vote or to direct the vote
             0

     (ii) shared power to vote or to direct the vote
             See item (a) above.

    (iii) sole power to dispose or to direct the disposition of
             0

     (iv) shared power to dispose or to direct the disposition of See item (a) above.

/1/ The Convertible Notes also accrue interest at a rate of 6.0% per annum, payable quarterly in cash or in shares of Common Stock, at the discretion of the Issuer. See Footnote 2 below.

/2/ The securities reported herein include securities that the Reporting Persons may acquire in the future through (i) the conversion of $12,000,000 principal amount of the 6% Convertible Notes due December 31, 2004 of the Issuer (the "Convertible Notes"), which may be converted by the Reporting Persons at any time prior to and including December 31, 2004 (the "Maturity Date") into 1,500,000 shares of the Company's Common Stock (the "Common Stock") as of the date of this Schedule at the conversion price described below and (ii) the exercise of warrants (the "Warrants") to purchase up to 390,000 shares of Common Stock, which may be exercised by the Reporting Persons to the extent the Convertible Notes are converted or if certain other redemptions or repayments of the Convertible Notes occur at any time prior to and including December 31, 2008. The conversion price for the Convertible Notes is $8.00 (subject to adjustment to prevent dilution). The exercise price of the Warrants is $8.00 (subject to adjustment to prevent dilution). The Convertible Notes and the Warrants were issued on March 5, 2002.

The Convertible Notes accrue interest at the rate of 6.0% per annum from the date of issuance, payable in cash or in shares of Common Stock at the option of the Issuer (with certain exceptions). As of the date of this Schedule, the Convertible Notes had accrued interest of approximately $19,726.

Pursuant to the terms of the Convertible Notes and the Warrants, the Reporting Persons cannot be "beneficial owners" of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 of the Act.



Item 5.  Ownership of Five Percent or Less of a Class

		Inapplicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

		Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

		See Item 2 above.

Item 8.  Identification and Classification of Members of the Group

		Inapplicable

Item 9.  Notice of Dissolution of Group

		Inapplicable

Item 10. Certification


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.


                              SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 14th day of March, 2002



Smithfield Fiduciary LLC

By:  /s/  Howard Feitelberg
    -------------------------------------
     Howard Feitelberg, Director



Highbridge International LLC

By:  /s/  Howard Feitelberg
    -------------------------------------
     Howard Feitelberg, Director



Highbridge Capital Corporation

By:  /s/  Howard Feitelberg
    -------------------------------------
     Howard Feitelberg, Controller



Highbridge Capital Management, LLC

By:  /s/  Ronald S. Resnick
    -------------------------------------
     Ronald S. Resnick, Managing Director